HALTON UNIVERSAL BRANDS

7473 W. Lake Mead Blvd, Suite 100

Las Vegas, NV 89128

Phone: (702) 224 - 2286

U.S. Securities & Exchange Commission                                                                                           January 23, 2014

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Attn: Ms. Kristina Aberg, Attorney-Advisor

Re:        Halton Universal Brands Inc.

              Registration Statement on Form S-1

              Filed November 7, 2013

              File No. 333-192156

Dear Ms. Aberg,

In accordance with Regulation C, Rule 461, we hereby request acceleration of the effective date of our registration statement on Form S-1, such that it be deemed effective on January 28, 2014, at 2:00 pm (Eastern time), or as soon as practicable thereafter.

We are aware of our obligations under the Act in this regard and acknowledge that:

1.         should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, this does not foreclose the Commission from taking any action with respect to the filing;

2.         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve us from our full responsibility for the adequacy or accuracy of the disclosure in our filing; and

3.         we may not assert staff comments and the declaration of effectiveness as a defence in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Elena Shmarihina

Elena Shmarihina

President